SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)

Richmond Mutual Bancorporation, Inc.

(Name of Issuer)

Common Stock, Par Value $0.01 per share

(Title of Class of Securities)

 76525P 100

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    [X]   Rule 13d-1(b)

    [   ]   Rule 13d-1(c)

    [   ]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which could alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 76525P 100

1	NAMES OF REPORTING PERSONS
Richmond Mutual Bancorporation, Inc. Employee Stock Ownership Plan

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Not applicable

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
1,059,568

	6	SHARED VOTING POWER
22,562

	7	SOLE DISPOSITIVE POWER
1,059,568

	8	SHARED DISPOSITIVE POWER
22,562

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,082,130

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
8.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
EP

CUSIP NO. 76525P 100

ITEM 1(a)	NAME OF ISSUER: Richmond Mutual Bancorporation, Inc.
ITEM 1(b)	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES: 31 North 9th Street Richmond, Indiana 47374
ITEM 2(a)	NAME OF PERSON FILING: Richmond Mutual Bancorporation, Inc. Employee Stock Ownership Plan (the "Plan")
ITEM 2(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE: The business address of the Plan is: c/o Richmond Mutual Bancorporation, Inc. 31 North 9th Street Richmond, Indiana 47374
ITEM 2(c)	CITIZENSHIP: Not applicable.
ITEM 2(d)	TITLE OF CLASS OF SECURITIES Common stock, par value $.01 per share (the "Common Stock").
ITEM 2(e)	CUSIP NUMBER: 76525P100
ITEM 3	IF THIS STATEMENT IS FILED PURSUANT TO SECTION 240.13d-1(b) OR 240.13d-2(b) or (c), CHECK WHETHER THE PERSON FILING IS A:
	(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	[ ]	An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);
	(f)	[X ]	An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);
	(g)	[ ]	A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);
	(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	[ ]	A non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J); and
	(k)	[ ]	Group, in accordance with Section 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J), please specify the type of institution: _______________________________

ITEM 4

OWNERSHIP:

As of December 31, 2019, the Plan held an aggregate of 1,082,130 shares of Common Stock (8.0% of the outstanding shares), of which 22,562 had been allocated to the accounts of Plan participants (as to which the trustee of the Plan (the “Trustee”) had shared voting and dispositive powers) and 1,059,568 of which were unallocated (as to which the Trustee had sole voting and dispositive powers).

The Trustee may be deemed to beneficially own the 1,082,130 shares held by the Plan. However, the

Trustee expressly disclaims beneficial ownership of all such shares. Other than the shares held by the

Plan, the Trustee does not beneficially own any shares of Common Stock.

Pursuant to the Plan, participants are entitled to instruct the Trustee as to the voting of the shares allocated to their Plan accounts. On each issue with respect to which stockholders are entitled to vote, the Trustee is required to vote the shares held by the Plan which have not been allocated to participant accounts in the manner directed under the Plan.

ITEM 5	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS: Not applicable.
ITEM 6	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON: Not applicable.
ITEM 7	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON Not applicable.
ITEM 8	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP: Not applicable.
ITEM 9	NOTICE OF DISSOLUTION OF GROUP: Not applicable.

ITEM 10

CERTIFICATIONS

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 6, 2020	RICHMOND MUTUAL BANCORPORATION, INC. EMPLOYEE STOCK OWNERSHIP PLAN

	By:	TI-TRUST, Inc., as Trustee

	By:	/s/ Craig Baker
	Name:	Craig Baker
	Title:	Senior Trust Officer

Date: February 6, 2020	TI-TRUST, INC.

	By:	/s/ Craig Baker
	Name:	Craig Baker
	Title:	Senior Trust Officer

February 6, 2020

Richmond Mutual Bancorporation, Inc.

 Employee Stock Ownership Plan

31 North 9th Street

Richmond, Indiana 47374

Dear Sir/Madam:

This letter hereby confirms the agreement and understanding between you and the undersigned that the Schedule 13G being filed with the Securities and Exchange Commission on or about this date is being filed on behalf of each of us.

Sincerely,

TI-TRUST, Inc.

By:	/s/ Craig Baker
Name:	Craig Baker
Title:	Senior Trust Officer

RICHMOND MUTUAL BANCORPORATION, INC. EMPLOYEE STOCK OWNERSHIP PLAN

By:  TI-TRUST, Inc., as Trustee

By:	/s/ Craig Baker
Name:	Craig Baker
Title:	Senior Trust Officer